Mail Stop 3561

									September 12, 2005


Mr. Marcello Bottoli
President and Chief Executive Officer
Samsonite Corporation
11200 East 45th Avenue
Denver, CO 80239

      RE:	Samsonite Corporation
      Form 10-K for the Fiscal Year Ended January 31, 2005
      Filed April 29, 2005
      File No. 0-23214

Dear Mr. Bottoli:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended January 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.



Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 17

2. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the change in sales of your European, Americas, and Asian operations from fiscal year 2004 to 2005, please quantify the extent to which the changes are attributable to the various contributing factors. See Item 303(a) of Regulation S-K and
SEC Release No. 33-8350.
3. Please disclose how you calculate the change in same store sales from period to period. Specifically, discuss how relocated and remodeled stores as well as stores that were closed during the period impact your calculation.

Off-Balance Sheet Financing and Other Matters, page 26

4. Please revise footnote (b) to the table to clearly indicate the types of obligations included within the referenced line item.
Please also tell us and disclose why this balance is less than the "Other non-current liabilities" balance sheet line item.

Critical Accounting Policies, page 27

5. We note your disclosure of an incremental obsolescence provision of approximately $3.9 million taken in the fourth quarter of 2005 for excess inventories. Please expand your discussion in MD&A and in the notes to your financial statements to disclose the reasons for the provision and whether additional provisions are likely in the future.

(1) Summary of Significant Accounting Policies, page F-7

6. You disclose that you have reclassified commissions paid to department stores for your shop-in-shop operations throughout Asia to selling, general, and administrative expenses from sales. We assume that you reclassified the commissions based upon a determination that the revenues meet the gross presentation criteria of EITF 99-19. If our understanding is correct, please explain how you determined gross reporting was appropriate given that you had previously determined that net presentation was appropriate. If our understanding is incorrect, please tell us why the reclassifications were necessary.

7. You disclose that your wholesale product sales are recognized at the time of shipment. Please disclose in your revenue recognition policy whether your stated shipping terms are FOB shipping point or
FOB destination pursuant to your sales agreements with customers. In addition, please tell us whether your sales agreements contain right of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. Revise or advise. See the Interpretive Response to Question 3 of SAB Topic 13:A, which addresses this issue by analogy.

8. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expense line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in cost of goods sold. If you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent it would be material to an investor`s ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of goods sold.

9. Please tell us the nature and terms of any incentives you offer to customers, including discounts, coupons, rebates, cooperative advertising, or free products. Please also disclose your accounting policy for these types of arrangements, including the statement of operations line item in which each type of arrangement is included.
For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, such as your cooperative advertising costs, please tell us how this type of arrangement meets the requirements in
EITF 01-09. Please confirm that you will disclose in future filings the dollar amount of cooperative advertising allowances classified as selling, general & administrative expense in each period presented.

(2) Refinancing, Recapitalization and Convertible Preferred Stock, page F-11

10. We note that you issued 100 million Euros of senior floating rate notes and $205 million of 8 7/8% senior subordinated notes in order to refinance your 10 3/4% senior subordinated notes. Citing relevant accounting guidance, such as APB 26, FTB 80-1, or EITF 96-19, please tell us how you accounted for the debt settlement transactions. It appears that you incurred losses on these transactions and recorded them in other income (expense) as part of the redemption premium and expenses line item in footnote 16. Please confirm if our understanding is correct and tell us how the loss amounts were calculated. Also tell us whether the holders of the new senior subordinated notes were the same as those of the extinguished notes.

11. We note that in fiscal 2004, you exchanged 13 7/8% senior redeemable preferred stock for new 8% convertible preferred stock, common shares, and common warrants. Citing relevant accounting guidance, please provide us with a detailed explanation of your accounting treatment for this exchange. In your response, specifically:

* Tell us whether you recognized a gain or loss on the exchange and, if so, describe how that gain or loss was calculated and where it was recorded in your financial statements. Please ensure your response addresses how you valued the consideration given for the redeemable preferred stock and whether the original preferred stock was convertible into common stock. Please also tell us how the gain or loss impacted your EPS computations. Refer to EITF Topic D-42. Provide us with the specific guidance you used in arriving at your conclusions;

* Explain how you considered the conversion feature of the new preferred shares. Explain how you applied paragraph 12 of SFAS 133 in determining whether or not the conversion feature was an embedded derivative. Assuming SFAS 133 does not apply, please tell us how you accounted for the conversion feature under EITF 98-5 and/or EITF 00-
27, as it appears the conversion option may have been in-the-money on the date of the exchange transaction. Provide us with your calculation of the effective conversion price for the convertible preferred stock issuance and the related accounting treatment.

Your disclosures in future filings should be revised to include a summary of the requested information.

(3) Asset Impairment and Provision for Restructuring Operations, page
F-12

12. Please revise your disclosure in future filings to further detail the facts and circumstances leading to your restructuring activities and the expected completion dates of those activities. See paragraph
20 of SFAS 146. Please also provide all of the disclosures required by paragraphs 26 and 47 of SFAS 144, as applicable, for each of your material asset impairment charges. The revised disclosure should include a reasonably detailed discussion of the facts and circumstances that gave rise to the charges as well as any impairment indicators that existed at the time of recording the charges. In regards to your asset impairments, please revise footnote (1)(g) to clearly indicate how you determine the fair value of your long-lived assets.

13. Please also expand MD&A to disclose the likely effects on future results of operations and cash flows resulting from your restructuring activities. Your disclosure should discuss how your increasing dependence on outsourced manufacturing is expected to impact your gross margins and depreciation expense.

(10) Long-term Obligations, page F-16

14. Please tell us and disclose in future filings if you were in compliance with all debt covenants as of fiscal year-end.

15. Please disclose a general description of your leasing arrangements, including the existence of renewal or purchase options and escalation clauses. See paragraph 16d. of SFAS 13.

(16) Other Income (Expense) - Net, page F-28

16. Please tell us your basis for classifying foreign currency transactions gains and losses as non-operating items on your statements of operations. Unless Rule 5-03.7 of Regulation S-X expressly permits classification of an item as non-operating, the presumption is that the item should be classified as an operating item. Thus, absent compelling evidence that income and losses on your foreign currency transactions are unrelated to transactions made during the ordinary course of your operations, we believe that the gains and losses should be classified in operating income. Please revise your future filings accordingly or otherwise tell us why you believe your current presentation is appropriate.

17. We note that you classify the write-off of deferred financing costs and bank loan amendment fees in other income (expense). Please tell us how you determined these amounts should not be included in the interest expense line item on your statements of operations. Please revise your future filings accordingly or otherwise tell us why you believe your current presentation is appropriate.

Schedule II - Valuation and Qualifying Accounts, page F-32

18. Based on the nature of your business, we would expect your Valuation and Qualifying Accounts schedule to include the activity in your allowance for sales returns, if material. Please either revise to include this account in your schedule or otherwise tell us why disclosure of the activity in this account is not required. See Rules 5-04 and 12-09 of Regulation S-X.

Form 8-K filed June 8, 2005

19. It appears that you are presenting Adjusted EBITDA as both a non-
GAAP measure of performance and liquidity.  This non-GAAP measure is
subject to the prohibitions in Item 10(e) of Regulation S-K. Item 10(e)(1)(ii)(A) prohibits adjusting a non-GAAP liquidity measure to remove liabilities that required or will require cash settlement. It appears that the manner in which you calculate Adjusted EBITDA
violates this prohibition.    In addition, your calculation of
Adjusted EBITDA eliminates items of a recurring nature which is also
prohibited.   Please refer to Item 10(e)(1)(ii)(B) of Regulation
S-K
and Questions 8, 9, and 15 of the Staff`s Frequently Asked
Questions
Regarding the Use of Non-GAAP Financial Measures (the non-GAAP
FAQ)
and justify for us your presentation of this measure. Please note that Question 15 requires you to reconcile the non-GAAP measure to net income. To the extent you are able to justify including this non-GAAP performance measure in your future filings, please ensure you revise your disclosures to include each of the disclosures listed in the bullet points of Question 8 of the non-GAAP FAQ. Your current disclosure that the measure provides useful information regarding your ability to incur and service debt is not sufficient in this regard. Show us how the revised disclosures will read.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-
3716
with any other questions.


								Sincerely,



						William Choi
									Accounting Branch
Chief

Mr. Marcello Bottoli
Samsonite Corporation
September 12, 2005
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